UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

B. Riley Principal Merger Corp. III

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 91206
(310) 966-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD shares have been provided by NHLD to the offeror and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc. B. Riley Principal Merger Corp. III
Form or Registration No.: Schedule TO	Date Filed: January 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”) with the U.S. Securities and Exchange Commission on January 27, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of National Holdings Corporation, a Delaware corporation (“NHLD”), owned by stockholders other than BRF and BRF’s subsidiaries (the “Shares”), at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits a(1)(i) and (a)(1)(ii) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the Letter of Transmittal, including the schedules and annexes thereto, is hereby incorporated by reference in answer to all items in the Schedule TO, and is amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth under “Summary Term Sheet – Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer” is hereby amended and supplemented by adding the following disclosure:

“As described in the Schedule 14D-9 filed by NHLD with the SEC on January 27, 2021, members of NHLD management expressed support for the Offer and an intent to tender their Shares at the Offer Price on their own accord, although no agreements required them to do so and we and BRF did not solicit any such support or intent to tender by members of NHLD management for purposes of making the Offer.”

2.	The final sentence of the eighth paragraph under “Special Factors – Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” is hereby amended and restated as follows:

“The representative of S&C stated that, in the April 30 Proposal, management was excluded from the offer because BRF intended that certain members of management (who were not mentioned by name), remain in their positions following the closing of the potential tender offer.”

3.	The first two sentences under “Special Factors – Rule 13E-3” are hereby amended and restated as follows:

“BRF and certain of its affiliates beneficially own approximately 45.2% of all outstanding Shares, and accordingly, BRF and Purchaser are deemed affiliates of NHLD under the Exchange Act. Because BRF and Purchaser are deemed affiliates of NHLD under the Exchange Act, the transactions contemplated by the Merger Agreement constitute a “going private transaction” under Rule 13E-3 of the Exchange Act.”

4.	The sixth paragraph under “The Tender Offer – Acceptance for Payment and Payment for Shares” is hereby amended and restated in its entirety as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful, subject to the right of the tendering stockholder to challenge such determination in a court of competent jurisdiction.”

5.	The eleventh paragraph under “The Tender Offer – Procedures for Accepting the Offer and Tendering Shares” is hereby amended and restated in its entirety as follows:

“Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful, subject to the right of the tendering stockholder to challenge such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.”

6.	Section 9 of the Letter of Transmittal is hereby amended and restated as follows:

“Irregularities.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful, subject to the right of the tendering stockholder to challenge such determination in a court of competent jurisdiction. Purchaser and BRF also reserve the absolute right to waive any of the conditions of the Offer (other than the Minimum Condition and Termination Condition (each as defined in the Offer to Purchase), which may only be waived with the consent of NHLD) and Purchaser reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent (as defined below), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the instructions hereto) will be determined by Purchaser in its sole discretion.”

7.	The first sentence of the final paragraph under “The Tender Offer – Offer Conditions” is hereby amended and restated as follows:

“The foregoing conditions are for the sole benefit of us and BRF and, except for the Minimum Condition and the Termination Condition (each of which may only be waived with the prior written consent of the NHLD Board, solely at the direction of the Special Committee), may be waived by us or BRF in whole or in part on or prior to the Expiration Date and in the sole discretion of us or BRF, subject in each case to the terms of the Merger Agreement and any applicable law.”

Item 12. Exhibits.

See Exhibit Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

Index No.
(a)(1)(i)	Offer to Purchase dated January 27, 2021.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Joint Press Release issued by BRF and NHLD, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BRF with the Securities and Exchange Commission on January 11, 2021).
(b)	None.
(d)(i)	Agreement and Plan of Merger, dated as of January 10, 2021, by and among BRF, NHLD and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).
(d)(ii)	Termination Agreement, dated as of January 10, 2021, by and between BRF and NHLD (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).
(d)(iii)	Indemnification Agreement, dated as of January 10, 2021, by and between BRF and Michael A. Mullen (incorporated by reference to Exhibit (d)(iv) to the Transaction Statement on Schedule 13E-3 filed by BRF, Merger Sub and NHLD with the Securities and Exchange Commission on January 28, 2021).
(g)	None.
(h)	None.

*Previously filed.

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